Chapman and Cutler LLP
                             111 West Monroe Street
                             Chicago, Illinois 60603


                                  June 5, 2015


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 1321
    BulletShares High Yield Low Duration 2017-2020 Bond Ladder Portfolio of
                                 ETFs, Series 6
                       File Nos. 333-203687 and 811-03763
--------------------------------------------------------------------------------

Dear Mr. Bartz:

     This letter is in response to your comments given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1321, filed on April 28, 2015 with the Securities and Exchange Commission (the "Commission"). The registration statement offers the BulletShares High Yield Low Duration 2017-2020 Bond Ladder Portfolio of ETFs, Series 6 (the "Trust").

PROSPECTUS

Investment Summary -- Principal Investment Strategy

     1. This section states that the Trust may invest in securities issued by foreign companies. Please disclose whether the Trust may invest in securities issued by foreign companies located in emerging markets. If so, please add the corresponding risks to the risk sections.

     Response: The Trust does not intend to invest in companies located in emerging markets, therefore, the disclosure has not been revised.

Investment Summary -- Principal Risks

     2. The duration example in the eighth bullet uses a duration of three years. Please confirm that the average weighted duration of the underlying securities is approximately three years or less. If not, please revise this example to reflect the average weighted duration of the underlying securities.

     Response: We confirm that the average weighted duration of the underlying securities is approximately three years or less and, therefore, the example does not need to be revised.

     We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                       -------------------------
                                                              Morrison C. Warren